

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

April 29, 2009

Ms. Hilda Kouvelis
Chief Financial Officer
TransAtlantic Petroleum Corp.
Suite 1840, 444 – 5th Ave., SW
Calgary, Alberta, Canada T2P 2T8

> **Re:** **TransAtlantic Petroleum Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 6, 2009**
> **File No. 0-31643**

Dear Ms. Kouvelis:

     We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

     Sincerely,

     /s/ Timothy S. Levenberg for
     H. Roger Schwall
     Assistant Director